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                             November 7, 2023

       Anqiang Chen
       Financial Controller
       Tuniu Corporation
       Tuniu Building No. 32
       Suningdadao, Xuanwu District
       Nanjing, Jiangsu Province 210042
       The People   s Republic of China

                                                        Re: Tuniu Corporation
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
October 26, 2023
                                                            File No. 001-36430

       Dear Anqiang Chen:

              We have reviewed your October 26, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 144

   1. We note your response to prior comment 1. As previously requested, please explain to us in detail how you
reasonably concluded that the three employee directors who have a CCP official title of
secretary or deputy secretary of the Tuniu Chinese Communist Party
                                                        Committee are not CCP
officials given their official titles, roles and responsibilities. In doing so, please
describe in detail the roles and responsibilities corresponding to each official title.
              Please contact Jennifer Thompson at 202-551-3737 or Andrew Mew at 202-551-3377
       with any other questions.
 Anqiang Chen
Tuniu Corporation
November 7, 2023
Page 2




                                 Sincerely,
FirstName LastNameAnqiang Chen
                                 Division of Corporation Finance
Comapany NameTuniu Corporation
                                 Disclosure Review Program
November 7, 2023 Page 2
cc:       Haiping Li
FirstName LastName